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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

 Global Water Resources, Inc.
(Name of Issuer)
Common Stock, $0.01 per share par value
(Title of Class of Securities)
379463102
(CUSIP Number)
William S. Levine
c/o Levine Investments Limited Partnership
2201 East Camelback Road, Suite 650
Phoenix, AZ 85016
(602) 248-8181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

(1)	Names of reporting persons Levine Investments Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,677,920
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,677,920
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,677,920
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.3%
(14)	Type of reporting person (see instructions) PN

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(1)	Names of reporting persons William S. Levine
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,702,920
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,702,920
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,702,920
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.4%
(14)	Type of reporting person (see instructions) IN

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EXPLANATORY STATEMENT
This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (as amended, the “Original Schedule 13D”) previously filed by Levine Investments Limited Partnership and William S. Levine with the Securities and Exchange Commission (the "SEC") on May 13, 2016, as amended by Amendment No. 1 (filed with the SEC on February 21, 2017), relating to the common stock, par value $0.01 per share, of Global Water Resources, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.
3.    Source and Amount of Funds or Other Consideration.
      Item 3 of the Original Schedule 13D is hereby amended to add the following paragraphs:
In various open market purchases between May 15, 2017 and May 18, 2017, the Reporting Persons purchased an aggregate of 20,101 shares of Common Stock directly from the open market using personal funds in the amount of approximately $171,760 (excluding commissions).
On August 21, 2017, William S. Levine exercised options to purchase 25,000 shares of Common Stock at an exercise price of $7.50 per share using personal funds. Such shares are held by the Levine Family Trust for which William S. Levine serves as trustee.
On December 18, 2017, the Reporting Persons entered into an agreement to purchase an aggregate of 2,826,615 shares of Common Stock at a price of $9.285 per share from Trevor T. Hill, Cindy M. Bowers, Graham S. Symmonds, LPC 2012 Trust dated December 12, 2012, and Debra D. Commandeur, Trustee of the DDC 2012 Trust dated December 12, 2012, using personal funds in the amount of $26,245,120 (the "Transaction").
 4.    Purpose of Transaction.
     Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.
The Reporting Persons acquired the shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares.
This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person and entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.
 5.     Interest in Securities of the Issuer.
     Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)
Upon closing of the Transaction, Levine Investments Limited Partnership and William S. Levine beneficially will own 9,677,920 and 9,702,920 shares of the Company’s Common Stock, respectively, representing approximately 49.3% and 49.4%, respectively, of the Company’s Common Stock deemed to be outstanding as of such date.

(b)
Upon closing of the Transaction, (i) Levine Investments Limited Partnership will have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the 9,677,920 shares of Common Stock beneficially owned by such Reporting Persons and (ii) William S. Levine will have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the 9,702,920 shares of Common Stock beneficially owned by such Reporting Person.

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6.     Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended to add the following:
In connection with the Transaction, the Reporting Persons and Andrew M. Cohn (together, the “Shareholders”) entered into a Standstill Agreement (the “Agreement”) with the Company. Pursuant to the Agreement, the Shareholders agreed that neither themselves nor their Affiliates (as defined in the Agreement) will directly or indirectly, without the prior written consent of Ron Fleming as CEO of the Company or his replacement (i) acquire, agree to acquire, or make any proposal to acquire, equity securities (including convertible debt instruments and preferred stock or any shares of capital stock issuable upon the conversion or exercise thereof) of the Company, or (ii) in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with the ownership, voting or acquisition of any equity security of the Company. Notwithstanding the foregoing, a Shareholder who is a member of the Board of Directors of the Company may receive equity compensation in payment for his board service provided that after such payment, such Shareholder and his Affiliates beneficially own no more than 49.9%, in the aggregate, of the voting power of all voting securities of the Company. In the event that after such payment the Shareholder or Affiliates would own more than 49.9%, in the aggregate, of the voting power of all voting securities of the Company, such equity compensation shall be replaced with a cash payment of equivalent value to the Shareholder and Affiliates as applicable.
In addition, pursuant to that certain Stock Purchase Agreement, dated December 18, 2017, Levine Investments Limited Partnership agreed to vote all of the shares registered in its name to elect each of Trevor Hill and Cindy Bowers to the board of directors of the Company at the 2018 annual meeting of the shareholders of the Company.

7.    Material to Be Filed as Exhibits.
(a) Joint Filing Agreement
(b) Stock Purchase Agreement, dated December 18, 2017, by and among Trevor Hill, Cindy Bowers, LPC 2012 Irrevocable Trust, DDC 2012 Irrevocable Trust, Graham Symmonds, and Levine Investments Limited Partnership
(c) Standstill Agreement, dated December 21, 2017, by and among Global Water Resources, Inc., Levine Investments Limited Partnership, William S. Levine, and Andrew M. Cohn

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 29, 2017	By:
LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
Chairman of Keim, Inc.
General Partner
/s/ William S. Levine
William S. Levine

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Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agrees to file jointly Amendment No. 2 to Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, $0.01 par value per share, of Global Water Resources, Inc., a Delaware corporation.
Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: December 29, 2017	By:

LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
Chairman of Keim, Inc
General Partner
/s/ William S. Levine
William S. Levine

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Exhibit B
EXECUTION COPY
STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 15, 2017, by and among Trevor Hill, Cindy Bowers, LPC 2012 Irrevocable Trust (“LPC Trust”), DDC 2012 Irrevocable Trust (the “DDC Trust”), and Graham Symmonds (each a “Seller” and collectively, the “Seller Parties”), and Levine Investments Limited Partnership, an Arizona limited partnership (“Buyer”).
RECITALS:
A.    On the date of this Agreement, the Seller Parties collectively own beneficially and of record not less than 2,826,615 shares of the common stock, par value $0.01 per share (the “Shares”), of Global Water Resources, Inc., a Delaware corporation (the “Company,” trading under the symbol “GWRS”).
B.    Upon the terms and subject to the conditions of this Agreement, Buyer desires to purchase from the Seller Parties, and the Seller Parties desire to sell to Buyer, the number of Shares set forth opposite each Seller’s name on Exhibit A attached hereto (the “Purchased Shares”), such that from and after the Closing, Buyer will own the Purchased Shares. In the event that any Seller is, as the result of a legal or enforceable contractual limitation, unable to deliver at the Closing the number of shares set forth opposite such Seller’s name on Exhibit A attached hereto, Exhibit A shall be amended to reflect the maximum number of Shares that such Seller is able to sell to Buyer without violating such legal or contractual limitation, and in such case, the term “Purchased Shares” shall be deemed to refer to the Shares set forth opposite each Seller’s name on Exhibit A, as amended.
AGREEMENTS:
NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:
“Affiliate” means, when used with respect to a specified Person, any other Person or Persons that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.
“Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal, option, call or other similar rights), defect of title, or other similar encumbrance.

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“Governmental Authority” means any of the following: (a) the United States of America and all foreign nations, (b) any state, commonwealth, territory or possession of either of the foregoing and any political subdivision thereof (including counties, municipalities and the like), and (c) any agency, authority or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission, board, arbitrator or panel of arbitrators, or administrative agency.
“Laws” means all applicable foreign and domestic statutes, ordinances, codes or other laws, rules, regulations, orders, common law, technical or other standards, requirements, policies, determinations or procedures enacted, adopted or promulgated by any applicable Governmental Authority, including any judgment, writ, injunction, award or decree of any court, administrative body, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority.
“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
“Transaction Expenses” means all costs and expenses of counsel, financial advisors and accountants incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the Transactions.
“Transactions” means the sale by the Seller Parties and purchase by Buyer of the Purchased Shares and the other transactions contemplated by this Agreement.
Section 1.2     Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section

Agreement	Preamble
Best and Final Offers	8.12(d)
Buyer	Preamble
Business Day	2.3(a)
Closing	2.4
Closing Date	2.4
Closing Funds	2.2(b)
Cohn	6.1(d)
Cohn SPA	6.1(d)
Company	Recitals
DDC Trust	Preamble
Deposit	2.2(a)
Escrow Agent	2.2(a)
LPC Trust	Preamble
Prevailing Party	8.12(f)
Purchase Price	2.2
Purchased Shares	Recitals

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Rules	8.12(c)
Shares	Recitals
Seller	Preamble
Seller Parties	Preamble
Tax Reporting Documentation	2.3(d)
ARTICLE II
THE PURCHASE AND SALE OF SHARES
Section 2.1     The Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth herein, Buyer agrees to purchase from the Seller Parties, and the Seller Parties agree to sell to Buyer, the Purchased Shares, free and clear of all Encumbrances.

Section 2.2    Purchase Price. Buyer shall pay to the Seller Parties for the Purchased Shares an aggregate of $9.285 per Purchased Share (the “Purchase Price Per Share”). For example, assuming that the total number of Purchased Shares purchased by Buyer is 2,826,615, the total purchase price for the Purchased Shares would be $26,245,120.00. In the event Exhibit A is amended as provided in Recital B above, the purchase price shall be adjusted to equal the final number of Purchased Shares multiplied by the Purchase Price Per Share (the “Purchase Price”). The Purchase Price shall be payable as follows:

(a)Deposit. Contemporaneously with the execution hereof, Buyer will deposit twenty percent (20%) of the Purchase Price (together with any interest which may accrue thereon, the “Deposit”) by wire transfer of immediately available funds with Lawyers Title of Arizona, Inc. (the “Escrow Agent”), to be held in a segregated interest bearing account and disbursed in accordance with Section 2.3. The Deposit will be applied toward the Purchase Price at the Closing, or will be returned to Buyer if the Closing does not occur and this Agreement is terminated as provided in Article VII.

(b)Funds at Closing. At Closing, Buyer shall deposit with the Escrow Agent the balance of the Purchase Price (the “Closing Funds”) by wire transfer of immediately available funds at or prior to the Closing Date.

(c)Share Certificates; Stock Powers. Upon the later of (i) confirmation that the Closing Funds have been received by the Escrow Agent, or (ii) the Closing Date, the Seller Parties shall deposit with the Company’s designated transfer agent the share certificates representing the Purchased Shares duly endorsed in blank or with stock powers separate from the certificates duly endorsed in blank with signatures guaranteed by a bank or trust company satisfactory to the Company’s transfer agent for the number of Purchased Shares purchased by Buyer.

Section 2.3    Operation of the Escrow.

(a)    Provided the conditions set forth in Article VI have been satisfied, on the Closing Date, the Escrow Agent shall deliver to the Seller Parties the Purchase Price and the Seller Parties shall instruct the Company’s transfer agent (i) to transfer the Purchased Shares into Buyer’s name and (ii) to deliver to Buyer a certificate representing the Purchased Shares. If the Closing does not occur prior to January 31, 2018, the Escrow Agent shall return the Deposit and any other moneys deposited by Buyer to Buyer. For the purposes hereof, “Business Day” shall mean any day which does not occur on a weekend and which is not recognized as a banking holiday by the U.S. federal or Arizona state governments. If any day warranting

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action as described in this Section 2.3(a) shall occur on a day other than a Business Day, such action shall take place on the next succeeding Business Day.

(b)    The parties acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience, and that the Escrow Agent shall not be deemed to be the agent of either of the parties and shall not be liable beyond the amount of the escrow fees and expenses charged for any act or omission on its part unless taken or suffered in bad faith in willful disregard of this Agreement or involving negligence. The Escrow Agent assumes no liability as to the sufficiency and/or validity of title to the Purchased Shares and Buyer shall rely solely upon the Seller Parties’ representations and warranties herein as to the good and marketable title to the Purchased Shares. The Seller Parties and Buyer jointly and severally shall indemnify and hold the Escrow Agent harmless from and against all costs, claims and expenses, including reasonable attorneys’ fees, incurred in connection with the performance of the Escrow Agent’s duties hereunder, except with respect to actions or omissions taken or suffered by the Escrow Agent in bad faith, in willful disregard of this Agreement or involving negligence on the part of the Escrow Agent.

(c)    The parties shall deliver to the Escrow Agent an executed copy of this Agreement. The Escrow Agent shall execute the signature page for the Escrow Agent attached hereto to confirm the Escrow Agent’s acceptance of this Agreement and agreement to comply with the provisions of this Section 2.3 and the other applicable provisions of this Agreement.

(d)    The parties agree to provide the Escrow Agent with completed Forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”) at the time of execution of this Agreement and any information reasonably requested by the Escrow Agent to comply with the USA Patriot Act of 2001, as amended from time to time. The parties hereto understand that if such Tax Reporting Documentation is not so provided to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement.

(e)    The Escrow Agent’s fees and expenses shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by the Seller Parties, provided that in no event shall Buyer’s share of the Escrow Agent’s fees and expenses exceed $1,000.00.

Section 2.4    Closing. The consummation of the Transactions (the “Closing”) shall take place on (i) January 4, 2018 or (ii) as promptly as practicable thereafter (but in any event within three (3) business days following the date on which the last of the conditions set forth in Article VI is fulfilled, satisfied or waived or at such other time or place as the parties agree). The date of the Closing shall be referred to herein as the “Closing Date.”

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES
Each Seller, severally and not jointly, hereby represents and warrants to Buyer as follows:
Section 3.1    Organization and Authority. Seller, if an individual, has the full legal capacity, right, power and authority to enter into this Agreement, to perform his or her obligations hereunder and to consummate the Transactions. Each of LPC Trust and DDC Trust is an irrevocable trust validly existing under the laws of the State of Arizona, and has the trust power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions. This Agreement when executed and delivered by Seller will be a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or other laws of general application relating to the enforcement of creditors’ rights, and (b) as limited by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No other action on the part of Seller is necessary to authorize the execution and delivery of this Agreement by Seller.

Section 3.2    Ownership. Seller owns beneficially and of record the Purchased Shares shown opposite his, her or its name on Exhibit A, free and clear of all Encumbrances. Except pursuant to this Agreement, there is no contractual obligation pursuant to which Seller has, directly or indirectly, granted any option, warrant or other right to any Person to acquire any Purchased Shares. Seller is not a party to, and the Purchased Shares are not currently subject to, any stockholders agreement, voting agreement, voting trust, proxy, option, call or other contractual obligation relating to the transfer or voting of the Purchased Shares.

Section 3.3    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any arrangements made by or on behalf of Seller.

Section 3.4    Public Information. To the extent that Seller is an “insider” of the Company and has actual knowledge regarding the same, the information which has been publicly disclosed concerning the financial results, operations or other information concerning the Company is true, correct and complete in all material respects and Seller (including any Seller that is a “non-insider” of the Company) is not aware of any material information concerning the financial results, operations or other information concerning the Company which has not been publicly disclosed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as follows:
Section 4.1     Organization and Authority. Buyer is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Arizona, and has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions. This Agreement when executed and delivered by Buyer will be a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or other laws of general application relating

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to the enforcement of creditors’ rights, and (b) as limited by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No other action on the part of Buyer is necessary to authorize the execution and delivery of this Agreement by Buyer.

Section 4.2    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any arrangements made by or on behalf of Buyer or any of its Affiliates.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1     Tax Matters. The parties shall comply with all applicable tax Laws and reporting.

Section 5.2    Efforts to Consummate. Each of parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, such actions as may be necessary in order to fulfill the conditions precedent to the obligations of such party hereunder and to consummate the Transactions and to cooperate with each other in connection with the foregoing.

Section 5.3    Election to the Board. Buyer shall vote all of the Shares registered in its name to elect each of Trevor Hill and Cindy Bowers to the board of directors of the Company at the 2018 annual meeting of the shareholders of the Company.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1    Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to effect the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Seller Parties:

(a)    Representations and Warranties. The representations and warranties of Buyer contained in Article IV hereof will be true and correct in all material respects at and as of the date of this Agreement and at and as of the time of Closing, as if made on the Closing Date and as if the Closing Date was substituted for the date of this Agreement throughout such representations and warranties.

(b)    Agreements and Covenants. Buyer shall have performed or complied, in all material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Closing Deliveries. Buyer shall have delivered to the Escrow Agent the Closing Funds by wire transfer of immediately available funds.

(d)    Cohn Stock Purchase Agreement. Concurrently with the execution of this Agreement, Andrew Cohn (or his assignee) (“Cohn”) and the DDC Trust shall have entered into that certain Stock Purchase Agreement (the “Cohn SPA”) for the purchase by Cohn of the Purchased Shares (as defined in the Cohn SPA) from DDC Trust and all conditions to closing under the Cohn SPA shall have been satisfied, including receipt by the Escrow Agent of the closing deliveries from Cohn and DDC Trust as required under the Cohn

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SPA such that DDC Trust, Cohn and the Escrow Agent are in a position to close the transactions contemplated in the Cohn SPA simultaneously with the closing of the Transactions.

Section 6.2    Conditions to the Obligations of Buyer. The obligations of Buyer to consummate and effect the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(a)    Representations and Warranties. The representations and warranties of the Seller Parties contained in Article III hereof will be true and correct in all material respects at and as of the date of this Agreement and at and as of the time of Closing, as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties.

(b)    Agreements and Covenants. The Seller Parties shall have performed or complied, in all material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Closing Deliveries. The Seller Parties shall have delivered to the Company's transfer agent share certificates representing all of such Seller’s Purchased Shares, duly endorsed in blank, or accompanied by duly executed stock powers, sufficient to convey legal and beneficial ownership of the Purchased Shares to the Buyer, free and clear of Encumbrances.

(d)    Cohn Stock Purchase Agreement. Concurrently with the execution of this Agreement, the DDC Trust and Cohn shall have entered into the Cohn SPA and all conditions to closing under the Cohn SPA shall have been satisfied, including receipt by the Escrow Agent and the Company's transfer agent of the closing deliveries from Cohn and DDC Trust as required under the Cohn SPA such that DDC Trust, Cohn and the Escrow Agent are in a position to close the transactions contemplated in the Cohn SPA simultaneously with the closing of the Transactions.

ARTICLE VII

TERMINATION

Section 7.1    Termination. The parties may terminate their obligations under this Agreement at any time prior to the Closing:

(a)    by the mutual written agreement of the parties;

(b)    by Buyer, by notice in the manner provided in Section 8.2 on or before the Closing, if any of the conditions set forth in Section 6.2 shall not have been satisfied or in the event of a material breach by the Seller Parties in the observance or in the due and timely performance of any of the agreements or conditions contained in this Agreement on their part to be performed, and such breach shall not have been cured within five (5) days after notice to the Seller Parties; or

(c)    by the Seller Parties, by notice in the manner provided in Section 8.2 on or before the Closing, if any of the conditions set forth in Section 6.1 shall not have been satisfied or in the event of a material breach by Buyer in the observance or in the due and timely performance of any of the agreements or conditions contained in this Agreement on their part to be performed, and such breach shall not have been cured within five (5) days after notice to Buyer.

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In the event that this Agreement is terminated pursuant to this Article VII, all further obligations of each party hereto pursuant to this Agreement (other than pursuant to this Article VII and Sections 2.2(a) (for the purpose of returning the Deposit and other moneys held by the Escrow Agent to Buyer), which will continue in full force and effect) will terminate without further liability or obligation of any party to the other party hereunder; provided, however, that no party will be released from liability hereunder for any willful or intentional breach by any party of its representations, warranties, covenants or agreements set forth herein.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1    Expenses. Except as set forth in Section 2.3(e) hereof, all Transaction Expenses incurred in negotiating and preparing this Agreement and in closing and carrying out the Transactions shall be paid by the respective party incurring such costs and expenses..

Section 8.2    Notices. All notices, requests, demands and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or FedEx), two business days after mailing; (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 8.2, as transmitted and receipt is confirmed by telephone; and (d) if personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(a)    if to the Seller Parties, to:

c/o Trevor Hill
21410 N. 19th Avenue, Suite 201
Phoenix, AZ 85027

with a copy (which shall not constitute notice) to:

Ballard Spahr LLP
1 East Washington Street, Suite 2300
Phoenix, AZ 85004-2555
Attention: William A. Hicks III

(b)    if to Buyer to:

Levine Investments LP
2201 East Camelback Rd., #650
Phoenix, AZ 85018

with a copy (which shall not constitute notice) to:

Lisa Bullington

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Levine Investments LP
2201 East Camelback Rd., #650
Phoenix, AZ 85018

Section 8.3    Public Announcements. The parties acknowledge that following the Closing the other party may issue a press release announcing the completion of the Transactions; provided, however, that no such announcement shall include any information regarding Purchase Price or other financial terms of the Transactions; and provided, further that either party shall obtain the prior consent of the other party as to the content and timing of any such announcement, which consent shall not be unreasonably withheld or delayed.

Section 8.4    Intentionally Omitted.

Section 8.5    Intentionally Omitted.

Section 8.6    Intentionally Omitted.

Section 8.7    Entire Agreement. This Agreement (including all of the Schedules and Exhibits to this Agreement) constitutes the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, between the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns.

Section 8.9    No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10    Waivers and Amendments. This Agreement (or any provision herein) may be waived, amended or modified only by a written instrument executed by each of the parties to this Agreement. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity.

Section 8.11    Equitable Remedies. Each of the parties to this Agreement acknowledges and agrees that the other would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Notwithstanding the commencement of any dispute resolution proceeding in accordance with Section 8.12, the parties shall be entitled to seek injunctive or other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions herein, in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

Section 8.12    Governing Law; Dispute Resolution.

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(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Arizona applicable to contracts executed in and to be performed entirely within such State.

(b)    Each party hereto waives its right to a jury trial of any claim or cause of action arising out of or based upon this Agreement. This waiver is a material inducement for each of the parties to enter into this agreement. Each party has reviewed this waiver with its counsel.

(c)    Any dispute under this Agreement shall be resolved by arbitration conducted in Phoenix, Arizona, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”). A single arbitrator shall be chosen by mutual agreement of the parties. If the parties cannot agree on a single arbitrator, then the arbitration shall be conducted by three arbitrators whereby each party shall choose one arbitrator and those two arbitrators shall select a third arbitrator.

(d)    The arbitration hearing shall be held on a date and at a place and time mutually acceptable to the arbitrator(s) and the parties within thirty (30) days following the appointment of the arbitrator(s). At least seventy-two (72) hours in advance of the arbitration hearing, each party shall prepare its best and final offer to settle the dispute in full (the “Best and Final Offers”), and shall deliver its Best and Final Offer to the other party and the arbitrator(s). The arbitrator(s) shall determine the format of the arbitration hearing to ensure that the parties have an opportunity to make an oral presentation of their views of the dispute and to explain their Best and Final Offers.

(e)    Upon the conclusion of the arbitration hearing, the arbitrator(s) shall and must select the Best and Final Offer proposed by one of the parties with respect to the dispute, without variation, and enter that as the arbitration award. The award will be final and binding on the parties and the parties shall be required to act in accordance with such decision.

(f)    With regard to any arbitration or other proceeding filed or brought by any of the parties against another party, the Prevailing Party shall be entitled to recover all of its reasonable costs and expenses incurred in connection with such dispute, including expenses, court costs, witness fees and legal and accounting fees. The term “Prevailing Party” means that party whose Best and Final Offer was chosen by the arbitrator(s).

Section 8.13    Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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IN WITNESS WHEREOF, Buyer and the Seller Parties have caused this Agreement to be duly executed as of the date first above written.
SELLER PARTIES:

/s/ Trevor Hill
Trevor Hill                 12/18/2017

/s/ Cindy Bowers
Cindy Bowers             12/15/2017

LPC 2012 Irrevocable Trust

By: /s/ Trevor Hill_________________________
Name: Trevor Hill
Title: Trustee

DDC 2012 Irrevocable Trust

By: /s/ Debra Commandeur
Name: Debra Commandeur
Title: Trustee

/s/ Graham Symmonds
Graham Symmonds

BUYER:

Levine Investments Limited Partnership

By: Keim, Inc., its general partner

By: /s/ William S. Levine
Name:
Title:

Signature Page to Stock Purchase Agreement

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ESCROW AGENT SIGNATURE PAGE

The undersigned executes the Agreement to which this signature page is attached for the purposes of agreeing to the provisions of Sections 2.2 and 2.3 of the Agreement and other provisions applicable to the Escrow Agent.

ESCROW AGENT:

LAWYERS TITLE OF ARIZONA, INC.

By: /s/ Judy Sorensen
Name: Judy Sorensen
Title: Vice President

Signature Page to Stock Purchase Agreement

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EXHIBIT A

Purchased Shares1

Shareholder	Purchased Shares
Trevor Hill	1,900,000
Graham Symmonds	135,000
Cindy Bowers	160,000
LPC 2012 Irrevocable Trust	505,028
DDC 2012 Irrevocable Trust	126,587
Total:	2,826,615

1 The Purchased Shares set forth in this Exhibit A are subject to adjustment as provided in Recital B of the Agreement.

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EXHIBIT B

Purchase Price1

Selling Party                    Share of Purchase Price

Trevor Hill                    $17,641,500.00
Graham Symmonds                $ 1,253,475.00
Cindy Bowers                    $ 1,485,600.00
LPC 2012 Irrevocable Trust            $ 4,689,185.00
DDC 2012 Irrevocable Trust            $ 1,175,360.00

Total:                $26,245,120.00

1 The Purchase Price for the Purchased Shares as provided in this Exhibit B is subject to adjustment as provided in Recital B of the Agreement.

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Exhibit C
STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “Agreement”) is made as of December 21, 2017, by and among Global Water Resources, Inc., a Delaware corporation (the “Company”), Levine Investments Limited Partnership, an Arizona limited partnership (the “Partnership”), William S. Levine and Andrew M. Cohn, together with their Affiliates (as defined below).
RECITALS

WHEREAS, William S. Levine is the chairman of Keim, Inc., an Arizona corporation (“Keim”), which is the general partner of the Partnership; and
WHEREAS, the Partnership intends to consummate a stock purchase transaction to acquire 2,826,615 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), from certain shareholders of the Company; and
WHEREAS, Andrew M. Cohn intends to consummate a stock purchase transaction to acquire 193,385 shares of the Common Stock from certain shareholders of the Company; and
WHEREAS, the Company is an existing, approved public utility holding company subject to the rules and regulations of the Arizona Corporation Commission (the “ACC”); and
WHEREAS, the ACC rules require that a transaction that results in an organization of a public utility holding company or a reorganization of an existing, approved public utility holding company, in each case be subject to the approval by the ACC; and
WHEREAS, the Company desires to enter into this Agreement in order to (i) satisfy itself that following the consummation of the transactions described above, no Shareholder (as defined below) or Shareholders acting as a group “control” the Company under the ACC rules and (ii) obtain contractual assurances from the Shareholders that they will refrain from future actions that could result in one or more of them acquiring “control” of the Company under the ACC rules; and
WHEREAS, in order to secure the Company’s cooperation with the transactions described above, the Shareholders have agreed to enter into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.Definitions. For purposes of this Agreement, the following terms have the following meanings:
“ACC” shall have the meaning set forth in the recitals.
“Agreement” shall have the meaning set forth in the preamble.

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“Affiliate” means, with respect to any Person, any other Person that is directly or indirectly Controlling, Controlled by, or under common Control with such Person.
“Common Stock” shall have the meaning set forth in the recitals.
“Company” shall have the meaning set forth in the preamble.
“Control” and derivative terms mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or management policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Keim” shall have the meaning set forth in the recitals.

“Parties” mean the parties to this Agreement.
“Partnership” shall have the meaning set forth in the preamble.
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity, or other entity.
“Shareholders” means the Partnership, William S. Levine, Andrew M. Cohn, and their Affiliates, collectively.
“Term” shall have the meaning set forth in Section 6.
2.Standstill Provision. During the Term, the Shareholders agree that neither the Shareholders nor their Affiliates will directly or indirectly, without the prior written consent of Ron Fleming as CEO of the Company or his replacement (i) acquire, agree to acquire, or make any proposal to acquire, equity securities (including convertible debt instruments and preferred stock or any shares of capital stock issuable upon the conversion or exercise thereof) of the Company, or (ii) in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in connection with the ownership, voting or acquisition of any equity security of the Company. Notwithstanding the foregoing, a Shareholder who is a member of the Board of Directors of the Company may receive equity compensation in payment for his board service provided that after such payment, such Shareholder and his Affiliates beneficially own no more than 49.9%, in the aggregate, of the voting power of all voting securities of the Company. In the event that after such payment the Shareholder or Affiliates would own more than 49.9%, in the aggregate, of the voting power of all voting securities of the Company, such equity compensation shall be replaced with a cash payment of equivalent value to the Shareholder and Affiliates as applicable.
3.Shareholder Representations. Each of the Shareholders represents and warrants as follows as to itself except as otherwise stated:

(a)	The Shareholder, if an individual acting in such Shareholder’s individual capacity, has all legal capacity to enter into this Agreement and to perform his obligations hereunder.

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(b)	The Shareholder, if a limited partnership, has all requisite limited partnership power and authority to enter into this Agreement and to perform its obligations hereunder.

(c)	This Agreement has been duly executed and delivered by the Shareholder and is a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(d)	The Shareholder beneficially owns such number of shares of Common Stock as set forth on Schedule A hereto.

(e)	The Shareholders have not acquired and do not hold any shares of Common Stock as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

(f)
Neither Andrew M. Cohn nor any of his Affiliates (i) Controls Keim or the Partnership or (ii) has voting or investment power over any of the Common Stock held by the Partnership, William S. Levine or any of his Affiliates.

(g)	The Shareholders have not entered into any agreement or understanding of any kind regarding the Company or the voting, acquisition or disposition of Common Stock.

(h)
Neither Andrew M. Cohn nor any of his Affiliates (i) is a general partner or limited partner of the Partnership; (ii) is a stockholder, officer or director of Keim; (iii) is a party to the Partnership’s partnership agreement; (iv) is an officer of the Partnership; or (v) exercises any management or Control over the Partnership or Keim as it relates to the Common Stock or the Company.

(i)
There is no agreement or other business relationship between Andrew M. Cohn and William S. Levine of any kind (including, but not limited to, trustee, executor, holding of proxies, power of attorney, etc.) that relates or could in the future relate in any way to the Common Stock or the Company.

(j)	The Partnership represents that it is managed and controlled by Keim.

(k)
To the extent Andrew M. Cohn is or remains an employee or independent contractor of the Partnership or Keim, his duties as an employee or an independent contractor of the Partnership or Keim do not relate to the Company or the Common Stock, and in no respect is Andrew M. Cohn authorized to take any action on behalf of the Partnership or Keim regarding the Company or the Common Stock.

(l)	Andrew M. Cohn is not a member of the Board of Directors of the Company.
4.Company Representations. The Company represents and warrants as follows:

(a)	The Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

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(b)	This Agreement has been duly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.
5.Shareholder Covenants.

(a)
During the Term, the Shareholders agree that neither they nor any Affiliate will take any action that could result in Andrew M. Cohn or any of his Affiliates having (i) Control of the Partnership or Keim or (ii) voting or investment power over any of the Common Stock held by the Partnership, William S. Levine or any of his Affiliates, including following the death or incapacity of William S. Levine.

(b)
During the Term, the Shareholders shall not cause or permit any event, condition, fact or circumstance to occur, arise or exist that would constitute a breach of any representation or warranty made by the Shareholders in this Agreement (other than the representation in Section 3(d)) as if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance.

(c)
During the Term, the Shareholders agree that Andrew M. Cohn will not make any communication purporting to act on behalf of the Partnership, Keim or William S. Levine with respect to the Company or the Common Stock held by the Partnership, William S. Levine or any of his Affiliates, and to the extent the Company receives any such communication from Andrew M. Cohn on behalf of the Partnership, Keim, or William S. Levine, the Shareholders direct the Company to disregard said communication as unauthorized and void.

6.Termination. The term (“Term”) of this Agreement shall commence from the date of this Agreement through the date that the Shareholders (together with their Affiliates) no longer beneficially own Common Stock (including shares underlying options or warrants) representing, on a fully diluted basis, in the aggregate, at least 20% of the Company’s outstanding Common Stock; provided, however, that this Agreement may be terminated or amended at any time by the mutual written consent of the Parties, including the prior written consent of a disinterested majority of the Board of Directors of the Company; provided, further, that this Agreement may be terminated by any Party (a) if the stock purchase transactions referred to in the recitals are not closed on or before January 10, 2018 or (b) following six (6) months written notice to the other Parties delivered at any time after July 1, 2020.

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7.Remedies.

(a)
Each Party acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching Party shall have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each Party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b)
All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

8.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. Executed counterparts of this Agreement may be delivered by facsimile or by e‑mail as PDF attachments with the same force and effect as an original.
9.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.
10.Successors and Assigns. Neither this Agreement nor any of the rights or obligations of any Party shall be assigned, in whole or in part by any party without the prior written consent of the other Parties.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first specified above.
GLOBAL WATER RESOURCES, INC.

By: /s/ Ron Fleming
Name: Ron L. Fleming
Title: President and CEO

LEVINE INVESTMENTS LIMITED
PARTNERSHIP by its general partner, Keim, Inc.

By: /s/ William S. Levine

Its: Chairman

/s/ William S. Levine
William S. Levine

/s/ Andrew M. Cohn
Andrew M. Cohn

[SIGNATURE PAGE TO STANDSTILL AGREEMENT]

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SCHEDULE A

Name	Shares of Common Stock Beneficially Owned (1)	Percentage of Common Stock (2)
Levine Investments Limited Partnership	6,851,305	34.9%
William S. Levine	6,901,305 (3)	35.2%
Andrew M. Cohn	1,559,850	7.9%

(1)
The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities.

(2)	Based on 19,631,266 shares of Common Stock outstanding as of December 15, 2017.

(3)
Includes (i) 6,851,305 shares of Common Stock held by Levine Investments Limited Partnership, (ii) 25,000 shares of Common Stock held by Levine Family Trust “A”, which William S. Levine serves as Trustee, and (iii) options to acquire 25,000 shares of Common Stock upon exercise of options that vest on May 20, 2018.

4842-9631-9319.11

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